Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___November___ 2007
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____


                       This Form 6-K consists of the following:
______________________________________________________________________________

                                   News Release

                                TELUS Corporation
                              NOTICE OF CASH DIVIDEND

                                November 2, 2007
______________________________________________________________________________



Notice of cash dividend

VANCOUVER, Nov. 2 /CNW/ - NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of forty-five cents ($0.45) Canadian per share on the issued and outstanding Common shares and forty-five cents ($0.45) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on January 1, 2008 to holders of record at the close of business on December 11, 2007.

The dividends mentioned above are designated as "eligible" dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation. All future dividends will be eligible dividends unless indicated otherwise on telus.com/investors under dividend information. Under this legislation individuals resident in Canada may be entitled to enhanced dividend tax credits that reduce the income tax otherwise payable.

This quarterly dividend amount represents a 7.5 cent increase or 20 per cent from the $0.375 quarterly dividend paid on October 1, 2007 and the dividend paid a year earlier on January 1, 2007.

     By order of the Board,

     Audrey Ho
     Senior Vice President
     General Counsel and Corporate Secretary

     Vancouver, British Columbia
     October 31, 2007


For further information, please contact:

Investor Relations,
(604) 643-4113,
ir(at)telus.com
(T.A. T. TU)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 2, 2007
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary